Exhibit 23.1   Consent of BKD, LLP.

BKD LLP
CPAs & Advisors

225 N. Water Street, Suite 400
P.O. Box 1580
Decatur, IL 62525-1580
217.429.2411 Fax 217.429.6109 www.bkd.com

The Board of Directors
Princeton National Bancorp, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-69019, 333-117663, 333-146255, 333-159570, 333-169669 and 333-172507) on Form S-8 and 333-157451 on Form S-3 of Princeton National Bancorp, Inc. of our reports dated April 12, 2012 with respect to the consolidated balance sheets of Princeton National Bancorp, Inc. and subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the three year period ended December 31, 2011, which includes an explanatory paragraph related to the Company's ability to continue as a going concern.

BKD, LLP

Decatur, Illinois
April 12, 2012